Page 1 or 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

(Amendment No.             )1

Zhone Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98950P108

(CUSIP Number)

Morteza Ejabat

c/o Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on the following pages)

Page 1 of 6 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. 98950P108                                                                                                                          Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morteza Ejabat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7.	SOLE VOTING POWER 3,901,970(1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 7,096(2)

	9.	SOLE DISPOSITIVE POWER 3,901,970(1)
	10.	SHARED DISPOSITIVE POWER 7,096(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,909,066(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14	TYPE OF REPORTING PERSON* IN

(1)	Includes (a) 2,914,058 shares held by Morteza Ejabat, (b) 588,412 shares held by Morteza Ejabat as Trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998, (c) 70,500 shares held by Morteza Ejabat as Trustee of the Ashlee Ann Ejabat Trust, (d) 70,500 shares held by Morteza Ejabat as Trustee of the Salomeh Ejabat Trust, and (e) an immediately exercisable option to purchase 258,500 shares held by Morteza Ejabat.

(2)	Includes 7,096 shares held by Sybat Partners, of which Mr. Ejabat disclaims beneficial ownership except to the extent of his proportionate interest therein.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Zhone Common Stock”), of Zhone Technologies, Inc., a Delaware corporation formerly known as Tellium, Inc. (“Zhone”). The principal executive offices of Zhone are located at 7001 Oakport Street, Oakland, California 94621.

Item 2. Identity and Background.

Morteza Ejabat is the Chief Executive Officer of Zhone. Mr. Ejabat’s business address is Zhone Technologies, Inc., 7001 Oakport Street, Oakland, CA 94621. During the last five years, Mr. Ejabat (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ejabat is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On November 13, 2003, Zhone completed a merger with ZTI Merger Subsidiary III, Inc., a Delaware corporation formerly known as Zhone Technologies, Inc. (“ZTI”). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated July 27, 2003 (the “Merger Agreement”), among Zhone, Zebra Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Zhone (“Merger Sub”), and ZTI, providing for the merger of Merger Sub with and into ZTI (the “Merger”). Upon completion of the Merger, ZTI became a wholly owned subsidiary of Zhone, and the combined company issued an aggregate of approximately 46.4 million shares of Zhone Common Stock to the stockholders of ZTI and assumed ZTI’s outstanding options and warrants. Immediately prior to the effective time of the Merger (the “Effective Time”), each outstanding share of ZTI preferred stock, $0.001 par value per share (the “ZTI Preferred Stock”) was converted into one share of ZTI common stock. Pursuant to the Merger Agreement, each outstanding share of ZTI common stock, $0.001 par value per share (the “ZTI Common Stock”), was exchanged at the Effective Time for 0.47 of a share of Zhone Common Stock (after giving effect to Zhone’s one-for-four reverse stock split effected in connection with and immediately prior to the Effective Time).

In connection with the Merger, (a) Mr. Ejabat acquired 2,914,058 shares of Zhone Common Stock in exchange for 6,200,125 shares of ZTI Common Stock beneficially owned by him as of the Effective Time, (b) the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998 acquired 588,412 shares for 1,251,941 shares of ZTI Common Stock held of record by it and beneficially owned by Mr. Ejabat as of the Effective Time, (c) Ashlee Ann Ejabat Trust acquired 70,500 shares for 150,000 shares of ZTI Common Stock held of record by it and beneficially owned by Mr. Ejabat as of the Effective Time, (d) Salomeh Ejabat Trust acquired 70,500 shares for 150,000 shares of ZTI Common Stock held of record by it and beneficially owned by Mr. Ejabat as of the Effective Time, and (e) Sybat Partners acquired 7,096 shares for 15,101 shares of ZTI Common Stock held of record by it as of the Effective Time, of which Mr. Ejabat disclaims beneficial ownership except to the extent of his proportionate interest therein. In addition, Mr. Ejabat acquired an immediately exercisable option to purchase 258,500 shares of Zhone Common Stock in exchange for an immediately exercisable option to purchase 550,000 shares of ZTI Common Stock held by him as of the Effective Time. On the effective date of the Merger, there was no market for the ZTI Common Stock, and the closing price of the Zhone Common Stock was $1.69 per share (as reported on the Nasdaq SmallCap Market, prior to giving effect to Zhone’s one-for-four reverse stock split effected in connection with the Merger).

Item 4. Purpose of Transaction.

See Item 3 which is incorporated by reference herein.

Mr. Ejabat has no plans or proposals which relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, depending on certain factors, Mr. Ejabat may in the future determine to take one or more of such actions. Such factors may include the price and availability of Zhone Common Stock, subsequent developments affecting Zhone, Zhone’s business and prospects, other investment and business opportunities available to Mr. Ejabat, general stock market and economic conditions, tax considerations and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

Mr. Ejabat beneficially holds an aggregate of 3,909,066 shares of Zhone Common Stock (except with respect to the 7,096 shares held of record by Sybat Partners, of which he disclaims beneficial ownership except to the extent of his proportionate interest therein and with respect to which he shares voting and dispositive power with Jeanette Symons). These shares represent approximately 5.5% of the outstanding shares of Zhone Common Stock, based on an aggregate of approximately 75.6 million shares of Zhone Common Stock outstanding, which is comprised of (a) 116,901,954 shares of Zhone Common Stock outstanding as of September 30, 2003 (prior to giving effect to Zhone’s one-for-four reverse stock split effected in connection with and immediately prior to the Merger, which after the reverse stock split would be approximately 29,225,488 shares of Zhone Common Stock), as reported in Zhone’s Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission (“SEC”) on November 13, 2003, plus (b) approximately 46.4 million shares of Zhone Common Stock issued in connection with the Merger (after giving effect to Zhone’s one-for-four reverse stock split effected in connection with and immediately prior to the Merger), as reported in Zhone’s Current Report on Form 8-K (File No. 000-32743) filed with the SEC on November 17, 2003.

Except as described in Item 3, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of Mr. Ejabat or his related entities described herein during the 60 days prior to the date of this Schedule 13D.

Except as described in this Item 5, to the best knowledge of Mr. Ejabat, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock beneficially owned by Mr. Ejabat or his related entities described herein, except that Ashlee Ann Ejabat and Salomeh Ejabat are the sole beneficiaries of the shares of Zhone Common Stock held of record by the Ashlee Ann Ejabat Trust and Salomeh Ejabat Trust, respectively.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, Mr. Ejabat entered into a Voting Agreement dated July 27, 2003 (the “Voting Agreement”) with Zhone and Merger Sub. Under the Voting Agreement, Mr. Ejabat agreed to vote all shares of ZTI capital stock beneficially owned by him in favor of the adoption of the Merger Agreement and, for a period of 180 days following the Merger, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including by the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any Zhone Common Stock beneficially owned by him as a result of the Merger, or publicly announce an intention to effect any such transaction. The foregoing restrictions do not apply to (a) transfers of Zhone Common Stock as bona fide gifts, (b) distributions of Zhone Common Stock to partners, members, stockholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities, (c) transfers of Zhone Common Stock by will or intestacy, and (d) transfers of Zhone Common Stock to immediate family or certain trusts, provided that in the case of any such transfer or distribution, each donee or distributee executes and delivers to Zhone a valid and binding counterpart to the voting agreement.

Mr. Ejabat also entered into a Second Restated Rights Agreement dated as of November 13, 2003 (the “Rights Agreement”) with Zhone and certain stockholders of Zhone. Under the Rights Agreement, at any time after six months following the Merger, certain stockholders have the right to demand that Zhone register the sale of all or a portion of their shares of Zhone Common Stock. Zhone is obligated to effect a maximum of two registrations in response to these demand registration rights. If Zhone is eligible to file a registration statement on Form S-3, the stockholders have the right to demand, no more than two times in any 12-month period, that Zhone register the sale of all or a portion of their shares on Form S-3. In addition, certain stockholders have piggyback registration rights if Zhone registers any securities for public sale, provided that, in an underwritten offering, the underwriters will have the right, subject to specified conditions, to limit the number of shares to be included in the registration statement. In general, Zhone will pay all expenses relating to any demand or piggyback registration. The registration rights will expire seven years after the closing date of the Merger, or earlier for a particular stockholder, if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act of 1933, as amended.

Mr. Ejabat issued a full recourse promissory note to ZTI on July 11, 2002 for $350,000 in connection with his purchase of 3,500,000 shares of ZTI Common Stock. Such shares of ZTI Common Stock were exchanged for approximately 1,645,000 shares of Zhone Common Stock pursuant to the Merger (the “Shares”). The promissory note accrues interest at a rate of 5.5% compounded annually and expires on July 11, 2006, on which date all unpaid interest and principal under the promissory note will be due on demand. In connection with the promissory note, Mr. Ejabat granted ZTI a security interest in the Shares.

Except for the agreements listed in Item 7 and stock option described in Item 5, which are incorporated by reference herein, to the best knowledge of Mr. Ejabat, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him, his related entities described herein and any other person with respect to any securities of Zhone, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Exhibits.

Exhibit 1	*	Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.

Exhibit 2		Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 3	**	Promissory Note and Pledge Agreement dated July 11, 2002.

*	Incorporated by reference to Zhone’s Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.

**	Incorporated by reference to ZTI’s Registration Statement on Form 10 (File No. 000-50263), as amended, filed with the SEC on April 20, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2003	MORTEZA EJABAT

/s/ Morteza Ejabat

Name: Morteza Ejabat

EXHIBIT INDEX

Exhibit 1	*	Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.

Exhibit 2		Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 3	**	Promissory Note and Pledge Agreement dated July 11, 2002.

*	Incorporated by reference to Zhone’s Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.

**	Incorporated by reference to ZTI’s Registration Statement on Form 10 (File No. 000-50263), as amended, filed with the SEC on April 20, 2003.